               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )

                 		 Savannah Foods & Industries, Inc.
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  804795102
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   October 13, 1997
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  804795102

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			1,651,080

                		8       SHARED VOTING POWER:

                       			56,020

	                	9       SOLE DISPOSITIVE POWER:

                       			1,651,080

	                	10      SHARED DISPOSITIVE POWER:

                        	 56,020

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		 1,707,100

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.9

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Savannah Foods & Industries, Inc.
                             				P. O. Box 339
								                         Savannah, GA 31402-0339


Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 1,719,100 shares of Common Stock was approximately $30,514,025.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Savannah Foods & Industries, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities.
  Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 10/13/97

  (a)     Number:                                                   1,707,100
       	  Percentage:                                                   5.9

  (b)     1. Sole power to vote or to direct the vote:              1,651,080
       	  2. Shared power to vote or to direct the vote:              56,020
          3. Sole power to dispose or to direct the disposition:    1,651,080
       	  4. Shared power to dispose or to direct the disposition:    56,020

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 10/22/97                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Steve D. Meyer
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                  APPENDIX II                           Page 7
                  BEAR, STEARNS & CO. INC.


                  Savannah Foods & Industries, Inc.
                  Trading from 8/01/97 through 8/15/97


                    (Various Firm Accounts)
         ***** 10/13 *****
250,000  SAVANNAH FOODS & INDUSTRIES    18 15/16    4,734,375.00
         INC
458,300  SAVANNAH FOODS & INDUSTRIES    18 15/16    8,679,056.25
         INC
488,300  SAVANNAH FOODS & INDUSTRIES    18 15/16    9,247,181.25
         INC
250,000  SAVANNAH FOODS & INDUSTRIES    18 15/16    4,734,375.00
         INC
                       ***** 09/12 *****
 25,000  SAVANNAH FOODS & INDUSTRIES    19 1/4        481,250.00
         INC
  1,085  SAVANNAH FOODS & INDUSTRIES    19.2500        20,886.25
         INC
                        ***** 09/11 *****
 22,500  SAVANNAH FOODS & INDUSTRIES    18 1/16       406,406.25
         INC
                        ***** 09/09 *****
 25,000  SAVANNAH FOODS & INDUSTRIES    17 15/16      449,687.50
         INC
 40,000  SAVANNAH FOODS & INDUSTRIES    17.9902       719,608.00
         INC
  5,000- SAVANNAH FOODS & INDUSTRIES    18             89,997.00-
         INC
    423  SAVANNAH FOODS & INDUSTRIES    17.9902         7,609.85
         INC
                        ***** 09/08 *****
    300- SAVANNAH FOODS & INDUSTRIES    17 1/16         5,118.75-
         INC                               CXL
         TO CXL PREVIOUS BUY
  4,700- SAVANNAH FOODS & INDUSTRIES    17 1/8         80,487.50-
         INC                               CXL
         TO CXL PREVIOUS BUY
  7,500  SAVANNAH FOODS & INDUSTRIES    17 15/16      134,531.25
         INC
 11,000  SAVANNAH FOODS & INDUSTRIES    17 7/8        196,625.00
         INC
 25,000  SAVANNAH FOODS & INDUSTRIES    18 3/16       454,687.50
         INC
         PRINCIPAL
  1,129  SAVANNAH FOODS & INDUSTRIES    18.0375        20,364.34
         INC
                 ***** 09/05 *****
    300  SAVANNAH FOODS & INDUSTRIES    17 1/16         5,118.75
         INC
    900  SAVANNAH FOODS & INDUSTRIES    17 1/8         15,412.50
         INC
  4,700  SAVANNAH FOODS & INDUSTRIES    17 1/8         80,487.50
         INC
                        ***** 09/04 *****
 20,000  SAVANNAH FOODS & INDUSTRIES    17 1/4        345,000.00
         INC
  335    SAVANNAH FOODS & INDUSTRIES    17 1/4          5,778.75
         INC
                        ***** 09/03 *****
  4,500  SAVANNAH FOODS & INDUSTRIES    17 1/4         77,625.00
         INC
                        ***** 08/28 *****
    500  SAVANNAH FOODS & INDUSTRIES    17 7/16         8,718.75
         INC
         PRINCIPAL
         AS OF 08/27/97
  6,000  SAVANNAH FOODS & INDUSTRIES    17 1/2        105,000.00
         INC
         PRINCIPAL
         AS OF 08/27/97
  7,000- SAVANNAH FOODS & INDUSTRIES    17.3403       121,378.05-
         INC
    508  SAVANNAH FOODS & INDUSTRIES    17.3403         8,808.87
         INC
                        ***** 08/27 *****
    100  SAVANNAH FOODS & INDUSTRIES    17 13/16        1,781.25
         INC
 25,000  SAVANNAH FOODS & INDUSTRIES    17 1/4        432,500.00
         INC



		(Various Discretionary Accounts)

    ***** 09/12 *****
    972  SAVANNAH FOODS & INDUSTRIES    19.2500        18,711.00
         INC
  1,468  SAVANNAH FOODS & INDUSTRIES    19.2500        28,259.00
         INC
  3,975  SAVANNAH FOODS & INDUSTRIES    19.2500        76,518.75
         INC
                        ***** 09/11 *****
  1,474  SAVANNAH FOODS & INDUSTRIES    18.0625        26,624.13
         INC
  6,026  SAVANNAH FOODS & INDUSTRIES    18.0625       108,844.63
         INC
                        ***** 09/10 *****
    500  SAVANNAH FOODS & INDUSTRIES    18              9,030.00
         INC
    500  SAVANNAH FOODS & INDUSTRIES    18              9,030.00
         INC
  1,200  SAVANNAH FOODS & INDUSTRIES    18             21,672.00
         INC
    354  SAVANNAH FOODS & INDUSTRIES    17.9902         6,368.53
         INC
  1,400  SAVANNAH FOODS & INDUSTRIES    18             25,284.00
         INC
  1,400  SAVANNAH FOODS & INDUSTRIES    18             25,284.00
         INC
***** 09/09 *****
    951  SAVANNAH FOODS & INDUSTRIES    17.9902        17,108.68
         INC
    419  SAVANNAH FOODS & INDUSTRIES    17.9902         7,537.89
         INC
    451  SAVANNAH FOODS & INDUSTRIES    17.9902         8,113.58
         INC
    571  SAVANNAH FOODS & INDUSTRIES    17.9902        10,272.40
         INC
    765  SAVANNAH FOODS & INDUSTRIES    17.9902        13,762.50
         INC
  3,891  SAVANNAH FOODS & INDUSTRIES    17.9902        69,999.87
         INC
  1,010  SAVANNAH FOODS & INDUSTRIES    17.9902        18,170.10
         INC
    625  SAVANNAH FOODS & INDUSTRIES    17.9902        11,243.88
         INC
**** 09/08 *****
    296  SAVANNAH FOODS & INDUSTRIES    18.0375         5,339.10
         INC
  1,554  SAVANNAH FOODS & INDUSTRIES    18.0375        28,030.28
         INC
    540  SAVANNAH FOODS & INDUSTRIES    17.9902         9,714.71
         INC
  1,521  SAVANNAH FOODS & INDUSTRIES    18.0375        27,435.04
         INC
    641  SAVANNAH FOODS & INDUSTRIES    18.0375        11,562.04
         INC
  6,354  SAVANNAH FOODS & INDUSTRIES    18.0375       114,610.28
         INC
    483  SAVANNAH FOODS & INDUSTRIES    18.0375         8,712.11
         INC
    522  SAVANNAH FOODS & INDUSTRIES    18.0375         9,415.58
         INC
**** 09/05 *****
    982  SAVANNAH FOODS & INDUSTRIES    17.1213        16,813.12
         INC
  4,018  SAVANNAH FOODS & INDUSTRIES    17.1213        68,793.38
         INC
                        ***** 09/04 *****
    757  SAVANNAH FOODS & INDUSTRIES    17 1/4         13,058.25
         INC
    453  SAVANNAH FOODS & INDUSTRIES    17 1/4          7,814.25
         INC
  3,093  SAVANNAH FOODS & INDUSTRIES    17 1/4         53,354.25
         INC
    362  SAVANNAH FOODS & INDUSTRIES    17 1/4          6,244.50
         INC
***** 08/28 *****
  1,140  SAVANNAH FOODS & INDUSTRIES    17.3403        19,767.94
         INC
685  SAVANNAH FOODS & INDUSTRIES    17.3403        11,878.11
         INC
  4,667  SAVANNAH FOODS & INDUSTRIES    17.3403        80,927.18
         INC